Exhibit 99.66

CONSENT OF F. BAKKER

The undersigned hereby consents to reference to the undersigned’s name included or incorporated by reference in the Registration Statement on Form 40-F being filed by Avalon Rare Metals Inc. with the United States Securities and Exchange Commission in connection with 1) the management discussion and analysis of financial statements for the year ended August 31, 2010 which included reference to the undersigned in connection with mineral resource estimates at the Thor Lake property and 2) the amended annual information form of the Corporation dated November 22, 2010, which includes reference to the undersigned in connection with the mineral resource estimates at the Thor Lake property.

/s/ Finley Bakker
Name: Finley Bakker, P. Geo.
Title: Senior Resource Geologist, Avalon Rare Metals Inc.

Date: December 9, 2010